                                                                   EXHIBIT 77(d)
                                             MORGAN STANLEY HIGH YIELD FUND, INC

Bank Loans. The Fund may invest up to 20% of its assets in public bank loans made by banks or other financial institutions, which may be rated investment grade (Baa or higher by Moody's Investors Service ("Moody's") BBB or higher by
Standard & Poor's Rating Group, a division of The McGraw-Hill Companies, Inc.
("S&P")) or below investment grade (below Baa by Moody's or below BBB by S&P).

Foreign Issuers. The Fund may invest in securities of foreign issuers, including issuers located in emerging market countries. Securities of such foreign issuers may be denominated in U.S. dollars or in currencies other than U.S. dollars.
Additionally, the Fund will limit its investments in any non-U.S. dollar denominated securities to 30%.